Via Facsimile and U.S. Mail
Mail Stop 4720

October 26, 2009

Gui Hua Lan
Chief Executive Officer
China Shenghuo Pharmaceutical Holdings, Inc.
No. 2 Jing You Road
Kunming National Economy & Technology Developing District
People's Republic of China, 650217

Re: China Shenghuo Pharmaceutical Holdings, Inc.
Item 4.01 Form 8-K filed August 26, 2009
File No. 001-33537

Dear Mr. Lan:

 We have completed our review of your Item 4.01 Form 8-K and have no further comments at this time.

Sincerely,

Sasha Singh Parikh
Staff Accountant